EXHIBIT 12.1

ENTERPRISE PRODUCTS PARTNERS L.P.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

		For the Six Months Ended June 30,	For the Year Ended December 31,
		2018	2017	2016	2015	2014	2013
Consolidated income		$1,598.7	$2,855.6	$2,553.0	$2,558.4	$2,833.5	$2,607.1
Add:	Provision for (benefit from) taxes	23.5	25.7	23.4	(2.5)	23.1	57.5
Less:	Equity in earnings from unconsolidated affiliates	(238.0)	(426.0)	(362.0)	(373.6)	(259.5)	(167.3)
Consolidated pre-tax income before equity in earnings from unconsolidated affiliates		1,384.2	2,455.3	2,214.4	2,182.3	2,597.1	2,497.3
Add:	Fixed charges	629.1	1,211.2	1,187.5	1,145.7	1,030.3	964.7
Amortization of capitalized interest		15.6	29.1	27.4	26.2	25.1	22.8
Distributed income of equity investees		227.6	433.7	380.5	462.1	375.1	251.6
Subtotal		2,256.5	4,129.3	3,809.8	3,816.3	4,027.6	3,736.4
Less:	Capitalized interest	(85.3)	(192.1)	(168.2)	(149.1)	(77.9)	(133.0)
Net income attributable to noncontrolling interests		(24.2)	(56.3)	(39.9)	(37.2)	(46.1)	(10.2)
Total earnings		$2,147.0	$3,880.9	$3,601.7	$3,630.0	$3,903.6	$3,593.2
Fixed charges:
Interest expense		$526.7	$984.6	$982.6	$961.8	$921.0	$802.5
Capitalized interest		85.3	192.1	168.2	149.1	77.9	133.0
Interest portion of rental expense		17.1	34.5	36.7	34.8	31.4	29.2
Total		$629.1	$1,211.2	$1,187.5	$1,145.7	$1,030.3	$964.7
Ratio of earnings to fixed charges		3.4x	3.2x	3.0x	3.2x	3.8x	3.7x

These computations take into account our consolidated operations and the distributed income from our equity method investees.  For purposes of these calculations, “earnings” is the amount resulting from adding and subtracting the following items:

Add the following, as applicable:

•	consolidated pre-tax income from continuing operations before adjustment for income or loss from equity investees;
•	fixed charges;
•	amortization of capitalized interest;
•	distributed income of equity investees; and
•	our share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges.

From the subtotal of the added items, subtract the following, as applicable:

•	interest capitalized;
•	preference security dividend requirements of consolidated subsidiaries; and
•	the noncontrolling interests in pre-tax income of subsidiaries that have not incurred fixed charges.

The term “fixed charges” means the sum of the following:  interest expensed and capitalized; amortized premiums, discounts and capitalized expenses related to indebtedness; an estimate of the interest within rental expense; and preference security dividend requirements of consolidated subsidiaries.